UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DFB HEALTHCARE ACQUISITIONS CORP.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

23291E109

(CUSIP Number)

RICHARD BARASCH

c/o DFB HEALTHCARE ACQUISITIONS CORP.

780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY 10017

(212) 551-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23291E109		SCHEDULE 13D

1	Name of Reporting Persons Deerfield/RAB Ventures, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person OO

CUSIP No. 23291E109		SCHEDULE 13D

1	Name of Reporting Persons Richard Barasch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person IN

CUSIP No. 23291E109		SCHEDULE 13D

1	Name of Reporting Persons RAB Ventures (DFB) LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,045,652

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,045,652

11	Aggregate Amount Beneficially Owned by Each Person 6,045,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.3%

14	Type of Reporting Person OO

CUSIP No. 23291E109	SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 5, 2018 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 4.                                                         Purpose of Transaction.

Pursuant to the Letter Agreement, the Sponsor agreed to forfeit for no consideration up to 921,848 Founder Shares to the extent the Underwriters do not exercise their over-allotment option in connection with the initial public offering of the Issuer. The Underwriters’ over-allotment option expired on April 1, 2018 and the Sponsor subsequently forfeited for no consideration 921,848 Founder Shares.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)         The Reporting Persons may be deemed the beneficial owners of 6,045,652 shares of Common Stock representing approximately 19.3% of the outstanding shares of Common Stock. This does not include shares issuable upon exercise of the Private Placement Warrants because the Private Placement Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 31,250,000 shares of Common Stock outstanding, which is based on 32,187,500 shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission February 16, 2018, and assuming the forfeiture of an aggregate of 937,500 Founder Shares by the Sponsor and the Issuer’s independent directors in connection with the Underwriters failing to exercise their over-allotment option.

(b)         By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 6,045,652 shares of Common Stock held by the Sponsor.

(c)          Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)         Except as described in this paragraph, as of the date of this Amendment No. 1, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment No. 1.  Deerfield Private Design Fund IV, L.P. holds 50% of the outstanding units of the Sponsor and has designated Steven Hochberg as a member of the board of managers of the Sponsor.  Mr. Barasch and Hochberg, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares in accordance with the terms of the LLC Agreement of the Sponsor.

(e)          Not applicable.

CUSIP No. 23291E109	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2018

DEERFIELD/RAB VENTURES, LLC

By:	/s/ Richard Barasch*
	Name:	Richard Barasch
	Title:	Manager

/s/ Richard Barasch*
	Name:	Richard Barasch

RAB VENTURES (DFB) LLC

By:	/s/ Richard Barasch*
	Name:	Richard Barasch
	Title:	Manager

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact